FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on November 1, 2011 in connection with the convening of a special general meeting of shareholders.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: November 1, 2011

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Elron Electronic Industries Ltd.
(the "Company")

Re: Immediate Report regarding the Convening of a Special General Meeting of the Shareholders of the Company

An immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), and to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, (the "Immediate Report Regulations") and to the Companies Regulations (Notification and Announcement of general meetings and class meetings in a public Company (2000) relating to the convening of a special general meeting of the shareholders of the Company for the approval of the matter described below ("General Meeting")

1.	General

On October 12, 2011, with the completion of three years from the date of his appointment by the shareholders meeting of the Company, the tenure of Mr. Gad Arbel, an external director, came to an end. Due to an  error, a shareholders meeting was not convened in time to extend Mr. Arbel's tenure as aforesaid. On November 1, 2011, the Board of Directors of the Company met in order to convene a special general meeting on the agenda of which is the approval of the appointment of Mr. Gad Arbel for a second term as an external director of the Company, as detailed in this report below.

2.	Place, Date and Agenda of the Meeting

The shareholders meeting of the Company's shareholders shall be held on December 7, 2011, at 10:30 am (Israel time), at the Company's registered office at 3 Azrieli Center (The Triangular Tower, 42nd Floor), in Tel Aviv (the "Company's Offices"). On the agenda of the General Meeting is following resolution:

The re-appointment of Mr. Gad Arbel as an external director for a second term of three years ending on October 12, 2014.

For details of the director who is a nominee for re-appointment as aforesaid, see Section 3 below.

It is  noted that in accordance with Section 239(d) of the Companies Law,1999, until the convening of a General Meeting, the Board of Directors will appoint, in accordance with the articles of association of the Company, a female director who is not a "controlling person" or a relative of a "controlling person"  of the Company. If a female director shall not be so appointed close to the time of the convening of the General Meeting, then the date of the General Meeting shall be postponed and a notice in this regard shall be delivered by the Company.

3.	Details about the proposed director

Name and Personal Details	Activities During Last 5 Years

Gad Arbel, Identification No. 007943319.

Born on August 16, 1948, Israeli;

Address:  Rehov Hashalom 96, Tel Aviv.

Became a director on October 12, 2008.

Masters in Business Administration – Hebrew
University in Jerusalem,  B. A in Economics, Hebrew University in Jerusalem,

Director with Financial and Accounting Expertise.
Holds a Masters in Business Administration and a B.A in Economics from the Hebrew University in Jerusalem. Economic and financial consultant, external director, chairman of the audit committee and member of the investment committee at Psagot Mutual Funds (2005) Ltd, director of the Board of the College of Management Academic Studies, external director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., member of the Administrative Committee of the Veteran Pension Funds of Israel, Chairman of the Audit Committee of the Buksenbaum- Neta Fund. Mr. Arbel has also served as director and chairman of the audit committee and finance committee of the Israel Discount Bank Ltd., served as a director and chairman of the Compliance Committee of the Israel Discount Bank of New York; From 1971-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel, Supervisor of Insurance and vice chairman of the Israeli Securities Authority. Between 1997 and 2001 Mr. Arbel served as a vice-president of the United Mizrachi Bank and as chairman and director of various companies including the TASE and Maalot.

The nominee  director signed a declaration in accordance with Sections 224 (b) and 241 of the Companies Law, the form of which is attached hereto.

4.	Required Majority

The majority required for adoption of the resolution on the agenda specified in Section 2 above is a majority of the votes of the shareholders present, either in person or by representative (including via proxies), who are entitled to participate in the meeting and who are participating in the vote, provided that one of the following is met:

(1) The majority vote includes a majority of the votes of the shareholders who are not "controlling person" or have no personal interest in the approval of the appointment, except a personal interest which is not a result of a  connection with the "controlling person" who are participating in the vote;

(2) The total dissenting votes from among the shareholders stated in subparagraph (1) above shall not have exceeded two percent of the total voting rights in the Company.

5.	Record Date

The record date for the entitlement of a shareholder to participate and vote in the meeting, pursuant to Section 182 of the Companies Law , is November 8, 2011 (the "Record Date"). If trading does not take place on the Record Date, the Record Date shall be the last trading day  immediately prior thereto.

6.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, present either in person or by proxy, shall constitute legal quorum.

7	Method of Voting

7.1           A shareholder who wishes to participate in and vote at the meeting will be entitled to do so if a confirmation regarding his holding of shares on the Record Date, prepared in accordance with the Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000 had been delivered to the Company prior to the commencement of the meeting, as specified below.

7.2           A shareholder of the Company may participate in and vote at a meeting in person or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A letter of appointment appointing a proxy as aforesaid (the "Letter of Appointment") and an original power of attorney on the basis of which the Letter of Appointment was signed, if any, shall be deposited at the Company's offices at least 48 hours before commencement of the meeting , (i.e. by Monday December 5, 2011, on 10:30 am). In the Letter of Appointment, it shall specify the full names of the appointer and the proxy, as they appear in the Registrar of Companies or the identification card (as applicable), their registration numbers or identification numbers, as applicable, and their place of incorporation or country of their passport ( as applicable).

7.3   Pursuant to the Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the name of the nominee company, who wishes to vote at the general meeting, will provide the Company with confirmation regarding his holding of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered in accordance with the requirements of the said regulations.

8.	Confirmation of Ownership and Proxy Card

8.1.           A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

8.2           In addition, shareholders whose shares are registered with American Stock Transfer ("AST") only, whether registered in such shareholders' name or held with a broker in the U.S., are entitled to vote their shares by delivering the proxy card to AST or to the broker through which the shares are held, as the case may be. The language of the proxy card may be viewed at the Company's website specified below, and will be sent to such shareholders. The votes may be cast by such shareholders only, according to the voting instructions set forth in the proxy card. The proxy card must be delivered to the Company's offices up to 48 hours before the date of the convening of the meeting (i.e. by Monday December  5, 2011, on 10:30 am Israel time).

9	Deed of Vote, Position Statements

9.1   According to the Companies Regulations (Voting in Writing and Position Statements), 5765 - 2005 shareholders may vote at the meeting with respect to the proposed resolutions on the agenda through a written proxy as specified below. The language of the written proxy and position statements in respect of the meeting may be found on the distribution website of the Israel Securities Authority ("ISA") at www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom,  the language of the written proxy and the position statements. Shareholders who are not registered and their shares are registered with a stock exchange member, shall receive from the stock exchange members via e-mail and free of charge, a link to the  language of the written proxy and position statements on the distribution website, if they informed that they wish to do so provided that the notice was given for a specific securities account and prior to the Record date. The vote shall be cast on the second part of the written proxy, as published on the distribution website of the ISA, stated above.

9.2   A Shareholder registered in the shareholders register and interested in voting in writing, shall indicate on the form the manner of its vote and shall deliver  it to the Company or will send it by registered post together with a copy of its identification card or its passport or a copy of its certificate of incorporation, as applicable, such that the deed of vote will arrive at the Company's offices at least 72 hours before the date of the shareholders meeting, namely by Sunday, December 4, 2011 at 10.30 am. A Shareholder who is not registered in the shareholders register will deliver or send the deed of vote aforesaid, together with the confirmation of ownership so that the deed of vote arrives at the Company's offices at the aforesaid time. A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

9.3   A shareholder who participates in the vote at the meeting in connection with the resolution on the agenda (approval of Mr. Gad Arbel for a further term as an external director), whether in person or by proxy, shall notify the Company before the vote at the meeting, or if the vote is via deed of vote – on the deed of vote by marking in Part B of the deed of vote in the place designated therefor, whether or not he is considered a "controlling person"  or if has a personal interest in the approval of the appointment except for a personal interest which is not as a result of a connection with a "controlling person". If a shareholder or his proxy shall not have marked the existence or absence of a  personal interest or of being a controlling person in the Company (or marked that he has a personal interest but did not detail the substance of the interest), he shall not vote at the meeting and his vote will not be counted in the vote.

9.4   The last date for delivery of position statements to the Company is: November 18, 2011.

9.5   The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted and the board of directors shall choose to submit its response to the said position statements, is: November 23, 2011.

10.	Inspection of Documents

A copy of this report, the proposed resolution and the declaration of the candidate for director  is available for inspection at the Company's offices at 3 Azrieli Center (the Triangular Tower 42nd floor) Tel Aviv, after prior telephonic coordination with the Company’s secretarial office at Telephone: 972-3-6075555 on Sunday – Thursday (except for holiday eves and holidays) between 9:00 a.m. and 4:00 p.m., until the date of the convening of the meeting, as well as on the distribution website of the ISA at www.magna.isa.gov.il. and on the website of the TASE at  maya.tase.co.il

In addition, a copy of this report will be available on the Company's website at www.elron.com, and on the distribution website of the Securities and Exchange Commission at www.sec.gov.

Sincerely,

Elron Electronic Industries Ltd.

Appendix A

Date: October 31, 2011

To
Elron Electronic Industries Ltd. (the “Company”)

Re:	Declaration of Candidate for the Office of Outside Director in a Public Company Traded in Israel Pursuant to the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Gad Arbel, bearer of I.D. 007943319, an Israeli resident, of 96 Hashalom St., Mevaseret Zion, after having been cautioned to state the truth, failing which I shall be liable for the penalties prescribed by law, do hereby declare and undertake as follows:

1.
I hereby give my consent to act as an outside director of your Company, which is a public company, incorporated in Israel, whose shares are traded on the Tel Aviv Stock Exchange Ltd. and on the Over the Counter market in the U.S.A.

2.
I am aware of all of the provisions of the Law applicable to the appointment and office of an outside director, including term and termination of office, participation in the Company’s committees, etc., and am further aware that this declaration will be available at the registered office of the Company for general inspection;

3.
I am eligible to be appointed as director in your Company pursuant to the provisions of Sections 225-227 of the Law, regarding the restriction of appointment of a minor, incapacitated person, restriction of appointment due to conviction or the decision of an administrative enforcement committee or bankruptcy. The provisions of the sections, as being on the date of signing of this declaration, are specified in Annex A which is attached to this declaration as an integral part hereof.

4.
I am aware of the duties of notification imposed on me by virtue of Sections 227A and 245A of the Law and undertake to duly comply therewith. The provisions of the said sections, as being on the date of signing of this declaration, are specified in Annex A.

5.	I declare that I have all of the qualifications required, and the ability to dedicate the proper time, to the fulfillment of the office of director in the Company, as specified below.

6.
I have “professional qualifications” in accordance with the provisions of the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005 (the “Companies Regulations”); the provisions of the Companies Regulations, as being on the date of signing of this declaration, are attached hereto as Annex B.

7.	I hold the following academic degrees (degree, awarding institution, date):

B.A. in economics, Hebrew University of Jerusalem, 1973.

MBA, Hebrew University of Jerusalem, 1975.

Documents attesting to these degrees are attached as Annex C to this declaration, forming an integral part hereof.

8.	I have occupational experience, as specified in the resumé attached hereto as Annex D. Documents attesting to the fulfillment of these positions are attached hereto as Annex E.

9.	a.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, have business or professional ties with the Company, the Company’s controlling shareholder as of the Date of Appointment, or Another Corporation, even if such ties are not habitual, apart from negligible ties.

b.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, on or two years before the Date of Appointment, have any Link to the Company, the Company’s controlling shareholder as of the Date of Appointment, or Another Corporation.

For purposes of this declaration –

“Link” – The existence of employment relations, the existence of habitual business or professional ties or control, and the holding of office as an officer, apart from the office of a director who was appointed to act as an outside director of a company which is about to make a first public offering of shares.

“Another Corporation” – A corporation whose controlling shareholder, on or two years before the Date of Appointment, is the Company or its controlling shareholder.

“Date of Appointment” – The date on which the general meeting will appoint me as an outside director, in accordance with the provisions of Section 239(b) of the Law.

“Relative” – spouse, sibling, parent, grandparents, offspring, and an offspring, sibling or parent of the spouse or the spouse of any of the above.

10.	Check the appropriate box, if applicable:

☐
Notwithstanding the provisions of Section 9(b) above, there are between myself and the Company, on or two years before the Date of Appointment, negligible business or professional ties, commencing before my Date of Appointment as outside director, which do not constitute a “link” as stated in the Companies Regulations (Matters Which do not Constitute a Link), 5767-2006 (the “Link Regulations”). The provisions of the relevant sections of the Link Regulations, as being on the date of signing of this declaration, are specified in Annex F hereto. Such ties are as follows1:

1 Specify the business or professional ties of the candidate with the Company, and evidence that such ties are negligible.

11.	I am not a Relative of the Company’s controlling shareholder.

12.	My other positions and occupations do not and may not create a conflict of interests with my duties as outside director, and will not prejudice my ability to hold office as outside director.

13.	In no other company in which I currently hold office as director, is there an outside director who is a director in your Company.

14.	I am not an employee of the ISA or a stock exchange in Israel.

15.
I have received no consideration, either directly or indirectly, for my office as a director of the Company, in addition to the compensation and reimbursement of expenses to which I am entitled due to my office as outside director of the Company. For purposes of this section, the granting of an exemption, undertaking for indemnification, indemnification or insurance, shall not be deemed as consideration.

16.
I am not the chairman of the board of directors, nor employed by the Company or by its controlling shareholder or by a corporation controlled by the controlling shareholder. In addition, I do not render services on a regular basis to the Company, to its controlling shareholder or to a corporation controlled by the controlling shareholder as aforesaid, and my livelihood is not dependent primarily on the controlling shareholder.

17.	I have not held office on the Company’s board of directors for more than 9 consecutive years.

18.
I undertake to comply with all the legal requirements applicable to directors and outside directors, and will fulfill my duties in the best manner and in the best interests of the Company. If any concern shall arise, of which I shall be aware and/or which shall be brought to my attention, that I shall stop fulfilling any of the above conditions and/or declarations, or if there shall be a concern of a breach of the fiduciary duty I owe to the Company (as defined in Section 254 of the Law), I shall immediately notify the chairman of the board of directors and the Company thereof.

19.
I am aware that according to the Law, the Company, its controlling shareholder and a corporation under its control will not be able to grant me, my spouse or my children any benefit, directly or indirectly, in which context they will not appoint me, my spouse or my children as an officer of the Company or a corporation controlled by its controlling shareholder, will not employ me as an employee, and will not receive professional services for pay from me, either directly or indirectly, including through a corporation under my control, unless two years shall have passed from the end of my office as outside director of the Company, and with respect to a Relative of mine other than my spouse or child – one year from the end of my office as outside director.

20.
I am aware that this declaration will be presented to the appointing entity prior to the appointment and the convening of the general meeting having the appointment on its agenda, and will be used by the appointing entity to examine my eligibility to hold office as an outside director of the Company.

21.
I am aware, and agree, that subject to the approval of the general meeting of the Company’s shareholders, I will be paid compensation as specified in Annex G, and will not be entitled to any further compensation from the Company for holding office as outside director.

22.	This is my name, this is my signature and the facts specified in this declaration above are the truth.

Gad Arbel	007943319	(-)

Name	I.D.	Signature

Certification

I hereby certify that on October 31, 2011, appeared before Adv. Paul Weinberg, Mr. Gad Arbel, bearer of I.D. no. 007943319, who, after I cautioned him to state the truth, failing which he shall be liable for the penalties prescribed by law, confirmed the veracity of his above declaration and signed it in my presence.

[Stamp and signature of Paul Weinberg, Adv., No. 21268]
Stamp and signature

Appendix B

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2011

The undersigned hereby constitutes and appoints YARON ELAD and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on November 8, 2011 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on December 7, 2011, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here           ☒

1.  Proposal No. 1 -  To re -appoint Mr. Gad Arbel as an external director, as defined under the Companies Law, 1999, for a second term of three years ending on October 12, 2014.

❑FOR      ❑AGAINST      ❑ABSTAIN

Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" or whether or not you have a personal interest in the resolution described in the above Proposal (except for a personal interest which is not as a result of a connection with a "controlling person") and if so, to provide the necessary details in connection therewith

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON".

❑YES      ❑NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ABOVE PROPOSAL.

❑YES      ❑NO

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2011

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

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